SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.)*

Caremax, INC.

(Name of Issuer)

Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

14171W103

(CUSIP Number)

CARLOS A. DE SOLO

1000 NW 57 COURT, SUITE 400

MIAMI, FLORIDA 33126

(786) 360-4768

O.M. INVESTMENT GROUP, INC.

1000 NW 57 COURT, SUITE 400

MIAMI, FLORIDA 33126

(786) 360-4768

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

JunE 8, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.        ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14171W103	Page 2 of 9

1.	Name of Reporting Persons Carlos A. de Solo
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 5,456,108(1)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 5,440,108(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,456,108(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount of Row (11) 6.80%(2)
14.	Type of Reporting Person IN

(1) As discussed in further detail under Items 3, 4 and 5 of this Schedule 13D, on June 8, 2021, Deerfield Healthcare Technology Acquisitions Corp. (“DFHT”) consummated its business combination (the “Business Combination”) with CareMax Medical Group, LLC (“CMG”) and IMC Medical Group Holdings, LLC (“IMC”), with the combined company being renamed “CareMax, Inc.” (the “Issuer”). The reported securities were received as partial consideration for equity interests of CMG in connection with the Business Combination. The number of reported securities includes 16,000 shares (the “Escrow Shares”) of the Issuer’s Class A Common Stock, $0.0001 par value per share (“Common Stock”), that are currently being held in escrow and are subject to forfeiture in connection with post-closing adjustment obligations related to the Business Combination, but excludes any Earnout Shares (as defined below) that may be issuable pursuant to the Business Combination Agreement (as defined below). The reported securities, other than the Escrow Shares, are held by O.M. Investment Group, Inc. (“O.M.”), and the Escrow Shares are held on behalf of O.M. in its capacity as representative of the CMG Sellers (as defined below). Mr. de Solo beneficially owns the reported securities held by O.M. Mr. de Solo may be deemed to beneficially own the Escrow Shares and disclaims beneficial ownership of the Escrow Shares except to the extent of his pecuniary interest therein.

(2) This percentage is based on 80,247,842 shares of Common Stock outstanding immediately after the closing of the Business Combination and reported in the Current Report on Form 8-K filed by the Issuer with the U.S. Securities and Exchange on June 14, 2021 under “Item 2.01. Completion of Acquisition or Disposition of Assets.—Form 10 Information—Beneficial Ownership of Securities.”

CUSIP No. 14171W103	Page 3 of 9

1.	Name of Reporting Persons O.M. Investment Group, Inc.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 5,456,108(1)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 5,440,108(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,456,108(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount of Row (11) 6.80%(2)
14.	Type of Reporting Person CO

(1) As discussed in further detail under Items 3, 4 and 5 of this Schedule 13D, on June 8, 2021, DFHT consummated the Business Combination with CMG and IMC, with the combined company being renamed “CareMax, Inc.”. The reported securities were received as partial consideration for equity interests of CMG in connection with the Business Combination. The number of reported securities includes the 16,000 Escrow Shares that are currently being held in escrow and are subject to forfeiture in connection with post-closing adjustment obligations related to the Business Combination, but excludes any Earnout Shares (as defined below) that may be issuable pursuant to the Business Combination Agreement. The reported securities, other than the Escrow Shares, are held by O.M., and the Escrow Shares are held on behalf of O.M. in its capacity as representative of the sellers of CMG. Mr. de Solo beneficially owns the reported securities held by O.M. Mr. de Solo may be deemed to beneficially own the Escrow Shares and disclaims beneficial ownership of the Escrow Shares except to the extent of his pecuniary interest therein.

(2) This percentage is based on 80,247,842 shares of Common Stock outstanding immediately after the closing of the Business Combination and reported in the Current Report on Form 8-K filed by the Issuer with the U.S. Securities and Exchange on June 14, 2021 under “Item 2.01. Completion of Acquisition or Disposition of Assets.—Form 10 Information—Beneficial Ownership of Securities.”

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Item 1.	Security and Issuer.

The class of equity security to which this statement on Schedule 13D (this “Schedule 13D”) relates is Class A Common Stock, $0.0001 par value per share (“Common Stock”), of CareMax, Inc. (formerly known as Deerfield Healthcare Technology Acquisitions Corp.), a Delaware corporation (“CareMax” or the “Issuer”). The address of the principal executive offices of the Issuer is 1000 NW 57 Court, Suite 400, Miami, Florida 33126.

Item 2.	Identity and Background.

(a)—(c)  This Schedule 13D is being filed by the following reporting persons (collectively, the “Reporting Persons” and each, a “Reporting Person”):

(i)	Carlos A. de Solo; and

(ii)	O.M. Investment Group, Inc., a Florida corporation (“O.M.”).

Carlos A. de Solo is a citizen of the United States of America. Mr. de Solo’s business address is 1000 NW 57 Court, Suite 400, Miami, Florida 33126. Mr. de Solo’s principal occupation is that he is the Chief Executive Officer of the Issuer.

The business address of O.M. is c/o CareMax, Inc., 1000 NW 57 Court, Suite 400, Miami, Florida 33126. Carlos A. de Solo is the President of O.M. and Cristina de Solo, Mr. do Solo’s spouse, who is a citizen of the United States of America, is its Vice President. O.M was formed for the purpose of holding the securities of the business investments on behalf of Mr. de Solo and certain trusts for which Mr. de Solo and his immediate family are the beneficiaries.

(d) During the last five years, none of the Reporting Persons nor any executive officer or director, as applicable, of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor any executive officer or director, as applicable, of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws

(f) The citizenship or place of organization for each of the Reporting Persons is listed in Row 6 of the cover pages hereto. Cristina de Solo is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Closing of Business Combination

On June 8, 2021 (the “Closing Date”), the Issuer completed the transactions contemplated by that certain Business Combination Agreement, dated as of December 18, 2020 (the “Business Combination Agreement”), by and among the Issuer, the entities listed in Annex I to the Business Combination Agreement (which includes O.M.) (collectively, the “CMG Sellers”), IMC Holdings, LP, a Delaware limited partnership (“IMC Parent” and together with the CMG Sellers, the “Sellers”), CMG, IMC, and, solely for the limited purposes specified therein, Deerfield Partners, L.P. (“Deerfield Partners”), pursuant to which the Issuer acquired (a) 100% of the equity interests in CMG, and (b) 100% of the equity interests in IMC, with CMG and IMC becoming wholly owned subsidiaries of the combined company. The transaction contemplated by the Business Combination Agreement and the related financial transactions are referred to in this Schedule 13D as the “Business Combination.” Immediately upon the completion of the Business Combination (the “Closing”), the Issuer as the registrant changed its name to “CareMax, Inc.”

CUSIP No. 14171W103	Page 5 of 9

Immediately prior to the Closing, Mr. de Solo was a member and officer of CMG. Mr. de Solo, indirectly through O.M., received 5,440,108 shares of Common Stock from DHFT in connection with the Closing of the Business Combination. Pursuant to the Business Combination Agreement, Mr. de Solo will also have the right to receive his proportionate share of up to an additional 16,000 Escrow Shares, which are currently being held in escrow, which are subject to forfeiture in connection with the post-closing adjustment obligations of the CMG Sellers in accordance with the Business Combination Agreement.

Up to an additional 3,500,000 shares of Common Stock (the “Earnout Shares”) are payable after the Closing to the CMG Sellers if: (i) at any time during the 12-month period following the Closing Date, the volume weighted average trading price of Common Stock equals or exceeds $12.50 on any 20 trading days in any 30-day trading period (the “$12.50 Share Price Trigger”), then 1,750,000 Earnout Shares will be issued and paid to the CMG Sellers, and (ii) at any time during the 24-month period following the Closing Date the volume weighted average trading price of Common Stock equals or exceeds $15.00 on any 20 trading days in any 30-day trading period (the “$15.00 Share Price Trigger”), then 1,750,000 Earnout Shares will be issued and paid to the CMG Sellers. If the $12.50 Share Price Trigger is not satisfied but the $15.00 Share Price Trigger is satisfied, the Issuer will issue and pay to the CMG Sellers the 3,500,000 Earnout Shares in connection with the satisfaction of the $15.00 Share Price Trigger.

The Reporting Persons did not pay any monetary consideration in connection with the acquisition of their shares of Common Stock pursuant to the Business Combination Agreement.

Escrow Agreement

On the Closing Date, DHFT, DFHTA Sponsor LLC, O.M., in its capacity as representative of the CMG Sellers, and Continental Stock Transfer & Trust Company, in its capacity as escrow agent (“Continental”), entered into an escrow agreement (the “Escrow Agreement”). The Escrow Agreement provided for the deposit of the Escrow Shares with Continental for the purpose of securing certain post-closing adjustment obligations of the CMG Sellers. The Escrow Agreement also provides that the Issuer, shall pay and reimburse all fees and expenses of Continental and shall be subject to customary indemnification obligations.

Lock-up Agreement

In connection with the execution of the Business Combination Agreement, the Issuer entered into a lock-up agreement, dated December 18, 2020 (the “Lock-up Agreement”), with O.M. and the other parties thereto (collectively, the “Lock-Up Holders” and each, a “Lock-Up Holder”), pursuant to which, subject to certain exceptions and effective on the Closing Date, no Lock-Up Holder may transfer any shares of Common Stock held by it until the earlier of (i) six, nine or twelve months (as applicable to shares of Common Stock of the Lock-Up Holder) after the date of the Closing, (ii) only with respect to certain shares of Common Stock of the Lock-up Holders, the date on which, subsequent to the Business Combination, the volume weighted average price of Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 calendar days after the Closing, and (iii) the date following the Closing Date on which the Issuer completes a change in control transaction.

Registration Rights Agreement

In connection with the execution of the Business Combination Agreement, the Issuer entered into an amended and restated registration rights agreement (the “Registration Rights Agreement”) with O.M. and the other parties thereto (collectively, the “Rights Holders”), which amended and restated in its entirety the prior registration rights agreement, dated July 16, 2020, by and between the Issuer and the parties thereto. Pursuant to the terms of the Registration Rights Agreement, the Issuer is obligated to file a registration statement to register the resale of certain shares of Common Stock held by the Rights Holders. In addition, pursuant to the terms of the Registration Rights Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the Rights Holders may demand at any time or from time to time, that the Issuer file a registration statement on Form S-1 or Form S-3 to register certain shares of Common Stock held by such Rights Holders. The Registration Rights Agreement also provides the Rights Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

CUSIP No. 14171W103	Page 6 of 9

The foregoing descriptions of the Business Combination Agreement, the Escrow Agreement, the Lock-Up Agreement and the Registration Rights Agreement are only a summary, do not purport to be complete and are qualified in their entirety by reference to the full text of the Business Combination Agreement, the Escrow Agreement, the Lock-Up Agreement and the Registration Rights Agreement, which are filed as Exhibits 2, 5, 4 and 3 hereto, respectively, and are incorporated herein by reference.

Item 4.	Purpose of Transaction.

The information set forth or incorporated by reference in Item 3 of this Schedule 13D is incorporated herein by reference.

In addition, immediately following the Closing of the Business Combination, the board of directors and management of the Issuer were reconstituted as follows: (i) each executive officer of DFHT ceased serving in such capacities; (ii) Steven Hochberg, Dr. Peter J. Fitzgerald and Dr. Linda Grais ceased serving on the Issuer’s board of directors; (iii) Mr. de Solo, Randy Simpson, Dr. Jennifer Carter and Jose R. Rodriguez were appointed as directors of the Issuer; and (iv) Richard Barasch was appointed the Executive Chair of the board of directors of the Issuer. Additionally, following the Closing, Mr. de Solo was appointed as President and Chief Executive Officer, Kevin Wirges was appointed as Executive Vice President, Treasurer and Chief Financial Officer, Alberto R. de Solo was appointed as Executive Vice President and Chief Operating Officer and William C. Lamoreaux was appointed as Executive Vice President.

Upon Closing of the Business Combination, the Issuer adopted a Third Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws in accordance with the Business Combination Agreement.

Except as otherwise set forth in this Item 4, none of the Reporting Persons have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a)—(b)  The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference. Immediately prior to the Closing of the Business Combination pursuant to the Business Combination Agreement, the Reporting Persons did not own any shares of Common Stock. By virtue of Mr. de Solo’s ownership and control of O.M. discussed in Item 2, each of the Reporting Persons may be deemed to have shared dispositive power of 5,440,108 shares of Common Stock and shared voting power of 5,456,108 shares of Common Stock, which includes 16,000 Escrow Shares (collectively, the “Shares”). None of the Reporting Persons has sole voting power or sole dispositive power as to any of the Shares. As a result of their shared voting power and shared dispositive power with respect to the Shares, as applicable, the Reporting Persons each may be deemed the beneficial owner of the Shares. Mr. de Solo may be deemed to beneficially own the Escrow Shares; however, Mr. de Solo disclaims beneficial ownership of the Escrow Shares except to the extent of his pecuniary interest therein. The Shares exclude any Earnout Shares that may be issuable pursuant to the Business Combination Agreement. The Shares represent 6.80% of the outstanding voting power of the shares of Common Stock immediately after the closing of the Business Combination. This percentage is based on 80,247,842 shares of Common Stock outstanding immediately after the closing of the Business Combination and reported in the Current Report on Form 8-K filed by the Issuer with the U.S. Securities and Exchange on June 14, 2021 under “Item 2.01. Completion of Acquisition or Disposition of Assets.—Form 10 Information—Beneficial Ownership of Securities.”

CUSIP No. 14171W103	Page 7 of 9

(c)         Except as set forth in this Schedule 13D, no Reporting Person nor, to the knowledge of the Reporting Persons, Cristina de Solo of O.M., has effected any transaction in the Common Stock in the 60 days preceding the date hereof.

(d)         Except as set forth in this Schedule 13D, no Reporting Person nor, to the knowledge of the applicable Reporting Person, Cristina de Solo of OM, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in this Schedule 13D.

(e)         Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information regarding the Business Combination Agreement, Escrow Agreement, the Lock-Up Agreement and the Registration Rights Agreement set forth in Items 3, 4 and 5 above is incorporated herein by reference.

Other than as described in Items 3 and 4, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1	Joint Filing Agreement, dated as of June 21, 2021.
2	Business Combination Agreement, dated as of December 18, 2020, by and among Deerfield Healthcare Technology Acquisitions Corp., the entities listed in Annex I to the Business Combination Agreement, IMC Holdings, LP, CareMax Medical Group, LLC, IMC Medical Group Holdings, LLC and Deerfield Partners, L.P. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K/A (File No. 001-39391), filed with the SEC on December 21, 2020).
3	Amended and Restated Registration Rights Agreement, dated as of December 18, 2020, by and among Deerfield Healthcare Technology Acquisitions Corp., the entities listed in Annex I to the Business Combination Agreement, IMC Holdings, LP, DFHTA Sponsor LLC, Deerfield Partners, L.P. and the other parties thereto (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K/A (File No. 001-39391), filed with the SEC on December 21, 2020).
4	Lock-Up Agreement, dated as of December 18, 2020, by and among DFHT, DFHTA Sponsor LLC, Deerfield Partners, certain other shareholders of DFHT and the Sellers (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K/A (File No. 001-39391), filed with the SEC on December 21, 2020).
5	Escrow Agreement, dated as of June 8, 2021, by and among Deerfield Healthcare Technology Acquisitions Corp., DFHTA Sponsor LLC, O.M. Investment Group, Inc. and Continental Stock Transfer & Trust Company. (incorporated by reference to Exhibit 10.3 to the Company’s Amendment No. 1 to the Registration Statement on Form 8-A/A (File No. 001-39391) filed by the Issuer with the SEC on June 9, 2021).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2021	CARLOS A. DE SOLO

/s/ Carlos A. de Solo

O.M. INVESTMENT GROUP, INC.

	By:	/s/ Carlos A. de Solo
Name: Carlos A. de Solo
Title: President

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EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the Class A Common Stock of CareMax, Inc., par value $0.0001 per share, and further agree that this Joint Filing Agreement be included as an Exhibit thereto. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 21st day of June, 2021.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 21st day of June, 2021.

CARLOS A. DE SOLO

/s/ Carlos A. de Solo

O.M. INVESTMENT GROUP, INC.

By:	/s/ Carlos A. de Solo
Name: Carlos A. de Solo
Title: President